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                                                                  EXECUTION COPY
                                    Exhibit 5


                    WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017



March 4, 2005


Allos Therapeutics, Inc.
11080 CirclePoint Road
Westminster, CO 80020
Attention: Chief Executive Officer

Gentlemen:

In connection with the acquisition of shares of Series A Exchangeable Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Allos Therapeutics, Inc., a Delaware corporation (the "Company"), by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (the "Purchaser"), Warburg Pincus & Co., a New York general partnership and the sole general partner of the Purchaser ("WP"), and Warburg Pincus LLC, a New York limited liability company and the sole manager of the Purchaser ("WP LLC" and, collectively, WP LLC, WP and the Purchaser are referred to herein as, the "Purchaser Group"), the Company and the Purchaser Group agree as follows:

                  1. Definitions. For purposes of this letter agreement, the following terms have the respective meanings set forth below:

                  "Affiliates"shall mean any fund, whether existing now or in the future, of which WP (or any entity controlled by WP) is a general partner or WP LLC (or any entity controlled by WP LLC) is a manager.

                  "Beneficially Owns" (including the terms "Beneficial Ownership", "Beneficially Owned" or "Beneficially Owning") shall mean beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act.

                  "Board" shall mean the Board of Directors of the Company.

                  "Change of Control" shall mean (i) a consolidation, merger, reorganization or other form of acquisition of or by the Company in which the Company's stockholders immediately prior to the transaction retain less than 50% of the voting power of or economic interest in the surviving or resulting entity (or its parent)

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         immediately after the transaction, (ii) a sale of the Company's assets in excess of a majority of the Company's assets (valued at fair market value as determined in good faith by the Board), (iii) the acquisition by any person, other than the Purchaser Group and its Affiliates, of more than 50% of the Company's outstanding voting securities, or (iv) during any period of 24 consecutive months, individuals who at the beginning of such period were directors of the Company (together with any new directors whose election or appointment was approved by the directors then in office) cease for any reason to constitute a majority of the directors of the Board or the board of directors of the surviving or resulting entity (or its parent).

                  "Independent Directors" shall mean those directors that the Board has determined to be independent within the meaning of NASD Marketplace Rule 4200(15) (or any successor rule).

                  2. Standstill.

                  (a) For a period of four years from the date hereof (the "Standstill Period"), no member of the Purchaser Group or any of their respective Affiliates shall, without the prior written consent of a majority of the Independent Directors who are not affiliated with the Purchaser Group, in any manner acquire, agree or seek to acquire, or make any proposal or offer (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) to acquire, whether directly or indirectly:

                  (i) any material assets of the Company or

                  (ii) Beneficial Ownership of any shares of Common Stock, par value $0.001 per share, of the Company ("Common Stock"), voting equity securities of the Company or any securities convertible or exchangeable into or exercisable for any such shares of Common Stock or other securities (including derivatives), in excess of 44% of (x) the outstanding Common Stock, plus (y) the Common Stock issuable upon the exchange of the Company's outstanding Preferred Stock (including any quarterly accruing dividends thereon) (the "Exchange Shares"), calculated as if such Exchange Shares had been issued pursuant to an exchange as of immediately following the original issuance of each such share of outstanding Preferred Stock (collectively, the "Permitted Shares").

                  (b) For so long as Purchaser or its Affiliates Beneficially Own more than (i) 580,000 shares of Preferred Stock acquired pursuant to the Securities Purchase Agreement dated as of the date hereof by and between the Company and the Purchaser (the "Securities Purchase Agreement"), or (ii) 10% of the Company's outstanding Common Stock, no member of the Purchaser Group or any of their respective Affiliates shall, without the prior written consent of a majority of the Independent Directors who are not affiliated with the Purchaser
Group:

                  (i) propose to any person (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) or effect, seek to effect or enter into, whether alone or in concert with others, any merger, tender offer, consolidation, acquisition, scheme, business combination or other

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         extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party (a "Business Combination");

                  (ii) solicit proxies or shareholder consents or participate in any such solicitation for any purpose relating to the election or removal of directors of the Company;

                  (iii) support, solicit proxies or shareholder consents or participate in any such solicitation or vote in favor of any Business Combination, or propose to any person or effect, seek to effect or enter into, whether alone or in concert with others, any Business Combination, in which the Purchaser Group, in the event the Preferred Stock has been exchanged for Common Stock in accordance with the terms thereof, receives or would be entitled to receive consideration on a per share basis which is greater than the consideration to be received on a per share basis by the other holders of Common Stock; provided, however, that in the event the Preferred Stock remains outstanding at the time of a Change of Control, nothing contained herein shall limit or otherwise prevent the Purchaser Group from receiving the consideration per share for their shares of Preferred Stock that they Beneficially Own in accordance with the terms of such Preferred Stock;

                  (iv) form, join, encourage, influence, advise or participate in a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in connection with any of the foregoing;

                  (v) make, or take any action (including a request to waive or amend any provision of this agreement) that would cause the Company to make, a public announcement regarding any intention of the Purchaser Group or any of their respective Affiliates to take an action which would be prohibited by any of the foregoing.

                  (c) Notwithstanding the foregoing, the provisions of this
Section 2 shall only be in effect so long as the Company is not in material breach of its obligations under this Agreement or under Section 5.4 of the Securities Purchase Agreement with respect to the Purchaser Group.

                  3. No Effect on Directors. Notwithstanding any of the foregoing, the provisions set forth in Section 2 shall in no way limit the ability of any individual who is serving as a director of the Company to take any actions (or to refrain from taking any actions) in their capacity as directors of the Company.

                  4. Voting Agreement. In the event the Purchaser Group and their Affiliates Beneficially Own more than 33% of the Company's outstanding Common Stock, any shares of Common Stock entitled to vote for the election of directors Beneficially Owned by the Purchaser Group and their Affiliates in excess of 33% of the shares of Common Stock then outstanding, with respect to the election or removal of directors only, shall be voted either, solely at the Purchaser Group's election (a) as recommended by the Board or (b)(i) in an election, in the same proportion with the votes of shares of Common Stock voted in such election (excluding shares with respect to which the votes were withheld, abstained or otherwise not cast) and not Beneficially Owned by the

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Purchaser Group (excluding withheld shares and abstentions) or (ii) in a removal vote, in the same proportions as all outstanding shares of Common Stock not Beneficially Owned by the Purchaser Group (including shares with respect to which the votes were withheld, abstained or otherwise not cast), whether at an annual or special meeting of stockholders of the Company, by written consent or otherwise. The Purchaser Group shall retain its right to vote (or to withhold its vote) all of its shares on all other matters.

                  5. Waiver of Section 203. The Company represents and warrants to the Purchaser Group that the Board has taken all action necessary to approve the acquisition of the Preferred Stock pursuant to the Securities Purchase Agreement for the purposes of the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203") solely as it relates to the acquisition by the Purchaser Group of beneficial ownership of the Common Stock (the "Waiver"); provided, however, such Waiver provides that, to the fullest extent permitted by law, it shall no longer be applicable if, subsequent to becoming an "interested stockholder" (as defined in Section 203), the Purchaser Group no longer has beneficial ownership of 15% or more of the Common Stock as a result of any sale or disposition of beneficial ownership of Common Stock by the Purchaser Group.

                  6. Amendments to Rights Agreement. The Company represents and warrants to the Purchaser Group that the Rights Agreement, dated May 6, 2003, by and between the Company and Mellon Investor Services LLC, as rights agent (the "Rights Agreement"), has been duly amended to exclude the Purchaser Group from the definition of the term "Acquiring Person" as such term may relate to the acquisition by the Purchaser Group (including by "affiliates" and "associates", as such terms are defined in Rule 12b-2 under the Exchange Act, of the Purchaser Group) of Beneficial Ownership of the Permitted Shares described in Section 2(a)(ii) hereof. During the Standstill Period, so long as the Purchaser Group is not in material breach of its obligations under this Agreement, the Company shall not amend or modify the definition of "Acquiring Person" in the Rights Agreement, if, as a result of such amendment or modification, the Purchaser Group would be deemed to be an "Acquiring Person" thereunder. During the Standstill Period, so long as the Purchaser Group is not in material breach of its obligations under this Agreement, the Company shall not adopt a new rights agreement or an agreement having substantially the same effect of the Rights Agreement if the Purchaser Group would be considered an "Acquiring Person" (or would have the same or substantially similar effect of an "Acquiring Person" under the Rights Agreement).

                  7. Representations. Each party represents to the other that:
(a) this letter agreement has been duly authorized by all necessary corporate or partnership action, as the case may be; and (b) this letter agreement is a valid and binding agreement of such party, enforceable against it in accordance with its terms.

                  8. Specific Enforcement; Legal Effect. The parties hereto agree that any breach of this letter agreement would result in irreparable injury to other party and that money damages would not be an adequate remedy for such breach. Accordingly, without prejudice to the rights and remedies otherwise available under applicable law, either party shall be entitled to specific performance and equitable relief by way of injunction or otherwise if the other party breaches or threatens to breach any of the provisions of this letter

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agreement. It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. If any term, provision, covenant or restriction in this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, provided that the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable. This letter agreement contains the entire agreement between the parties hereto concerning the matters addressed herein. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon either party hereto, unless approved in writing by each such party; provided, however, that no waiver or amendment shall be effective as against the Company unless such waiver or amendment is approved in writing by the vote a majority of the independent members of the Board who are not affiliated with the Purchaser Group. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware without regard to principles of conflicts of law that would cause the application of the laws of any jurisdiction other than the State of Delaware.

                  9. Termination. This agreement shall continue in full force and effect from the date hereof until such time as the Purchaser Group holds less than 10% of (i) the Company's outstanding Common Stock, plus (ii) the Exchange Shares, calculated as if such Exchange Shares had been issued pursuant to an exchange as of immediately following the original issuance of each share of outstanding Preferred Stock.

                  10. Counterparts. This letter agreement may be executed in counterpart (including by facsimile), each of which shall be deemed an original.



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                  If you are in agreement with the terms set forth above, please sign this letter agreement in the space provided below and return an executed copy to the undersigned.

                                            Very truly yours,


                                            WARBURG PINCUS PRIVATE EQUITY
                                            VIII, L.P.

                                            By:  WARBURG PINCUS & CO.,
                                            General Partner

                                            By: /s/ Jonathan Leff
                                               ---------------------
                                            Name: Jonathan Leff
                                            Title: Partner



Confirmed and Agreed:

ALLOS THERAPEUTICS, INC.


By: /s/ Michael E. Hart
    ------------------------
    Name: Michael E. Hart
    Title: President and Chief Executive Officer



                              STANDSTILL AGREEMENT